UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSMERIDIAN EXPLORATION

(Name of Issuer)

Common Stock, Par Value $0.0006 Per Share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Rachel Zhang
United Energy Group Limited
Unit 2112, 21F, Two Pacific Place,
88 Queensway, Hong Kong
(852) 2522 8287

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,900,985*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,674,473**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%***
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents 5,900,985 shares of Common Stock issuable upon conversion of 221,877 shares of Senior Preferred Stock for which United holds irrevocable proxies.

**Represents 45,674,473 shares of Common Stock issuable upon conversion of 401,107 shares of the Senior Preferred Stock and 525,101 shares of the Junior Preferred Stock.  Both the Senior Preferred Stock and the Junior Preferred Stock are convertible to Common Stock at any time at the option of the holder of such Senior Preferred Stock and the Junior Preferred Stock.

***Based on 117,012,229 shares of Common Stock outstanding as reported by the Issuer in the Investment Agreement and 60,228,451 shares of Common Stock issuable upon conversion of (i) 482,999 shares of the Senior Preferred Stock and (ii) 710,741 shares of the Junior Preferred Stock as reported by the Issuer in the Investment Agreement.

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHANG HONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Common Stock disclaimed by Zhang Hongwei*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) IN

*NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT ZHANG HONGWEI IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed on June 23, 2008 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on July 25, 2008 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the common stock, par value $0.0006 per share (“Common Stock”), of Transmeridian Exploration Incorporated (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.                   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph under the heading “The Tender Offer”:

“On August 4, 2008, United commenced the Tender Offer for all of the issued and outstanding shares of Preferred Stock.  United is offering $76.00 in cash per share of Preferred Stock, net to the seller, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, which has been mailed to each holder of Preferred Stock.

The Tender Offer will expire at 12:00 midnight, New York City time, on Friday, August 29, 2008, unless extended.  The withdrawal rights for tendered shares of Preferred Stock will expire at 12:00 midnight, New York City time, on Friday, August 29, 2008.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 5, 2008	UNITED ENERGY GROUP LIMITED

/s/ Zhang Hongwei
	Name:	Zhang Hongwei
	Title:	Chairman and Executive Director

ZHANG HONGWEI

/s/ Zhang Hongwei

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